UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

FORIAN INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

34630N 106
(CUSIP Number)

Martin J. Wygod
P.O. Box 7188
Rancho Santa Fe, CA 92067
(201) 703-3419
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 34630N 106		Page 2 of 6
1	NAMES OF REPORTING PERSONS
Martin J. Wygod

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,919,882

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,919,882

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,919,882(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
Excludes (i) shares issuable at the election of the Reporting Person upon conversion of accrued interest under the Notes into shares of Common Stock and (ii) shares issuable upon exercise of warrants to purchase shares that are issuable to the Reporting Person upon conversion of the Notes.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Includes 500,834 shares of common stock issuable upon conversion of the Notes described in Item 5.

SCHEDULE 13D
CUSIP No. 34630N 106		Page 3 of 6
1	NAMES OF REPORTING PERSONS
Wygod Family Revocable Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,419,048

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,419,048

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,419,048

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D
CUSIP No. 34630N 106		Page 4 of 6
ITEM 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership in the common stock, par value $0.001 per share (“Common Stock”), of Forian Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 41 University Drive, Suite 400, Newtown, PA 18940.

ITEM 2.	Identity and Background.

(a) This statement is filed by (i) Martin J. Wygod, an individual, and (ii) the Wygod Family Revocable Living Trust (the “Wygod Trust”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The principal business address of the Reporting Persons is P.O. Box 7188, Rancho Santa Fe, CA 92067.

(c) Martin J. Wygod is a Director of the Issuer.

(d) During the past five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each Reporting Person is a citizen of the Unites States of America.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Mr. Wygod purchased the Notes using personal funds.

On April 12, 2021, 1,917,926 shares of Common stock were contributed to the Wygod Trust by Mr. Wygod.

Between May 19, 2021 and June 1, 2021, the Wygod Trust purchased 38,324 shares of Common Stock for an aggregate purchase price of $382,562. All shares were acquired using funds held by the Wygod Trust.

ITEM 4.	Purpose of Transaction.

On September 1, 2021, Mr. Wygod and the Issuer entered into a convertible note purchase agreement (the “Note Purchase Agreement”), pursuant to which Mr. Wygod purchased and the Issuer issued $6,000,000 in aggregate principal balance of 3.5% Convertible Promissory Notes due 2025 (the “Notes”) convertible into (i) Common Stock, and (ii) warrants to purchase shares of Common Stock equal to 20% of the principal amount of the Notes (the “Warrants”). The Notes will mature on the fourth-year anniversary of the date of issuance, at which time the Warrants will also terminate. The conversion price of the Notes and the exercise price of the Warrants is $11.98 per share, which was the consolidated closing bid price of the Common Stock as reported by Nasdaq on the most recently completed trading day preceding the Issuer entering into the Note Purchase Agreement.

The foregoing description of the Note Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Note Purchase Agreement, a copy of which is attached hereto as Exhibit 2, and is incorporated herein by reference.

SCHEDULE 13D
CUSIP No. 34630N 106		Page 5 of 6
The shares of Common Stock to which this Schedule 13D relate do not include (i) shares of Common Stock issuable at the election of Mr. Wygod upon conversion of accrued interest into shares of Common Stock and (ii) shares of Common Stock issuable at the election of Mr. Wygod upon the exercise of the Warrants.

The securities reported herein were acquired solely for investment purposes with the aim of increasing the value of the investment and the Issuer. The Reporting Persons may acquire additional securities of the Issuer or dispose of securities of the Issuer but do not currently plan to purchase a number of shares that would result in a substantial change in the beneficial ownership of the Reporting Persons.

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

The responses of the Reporting Persons to rows (7) through (13) of the cover page of this Schedule 13D are incorporated herein by reference.

(a)-(b) Mr. Wygod may be deemed to beneficially own 2,919,882 shares of Common Stock, which consist of (i) 500,834 shares of Common Stock held individually and (ii) 2,419,048 shares of Common Stock held by the Wygod Trust. The 500,834 shares of Common Stock individually held by Mr. Wygod consist of 500,834 shares of Common Stock issuable upon conversion of Notes and excludes shares of Common Stock issuable at the election of Mr. Wygod upon conversion of accrued interest into shares of Common Stock. The 2,919,882 shares of Common Stock beneficially owned by Mr. Wygod constitute 9.0% of the Issuer’s outstanding shares of Common Stock. Mr. Wygod has sole voting and dispositive power over 2,919,882 shares of Common Stock.

The Wygod Trust beneficially owns 2,419,048 shares of Common Stock, which constitute 7.4% of the Issuer’s outstanding Common Stock. Mr. Wygod is the sole trustee of the Wygod Trust and holds sole voting and dispositive power with respect to the 2,419,048 shares of Common Stock held by the Wygod Trust.

The percentage of ownership indicated in this Schedule 13D is calculated based on 32,558,617 shares of Common Stock outstanding as of August 31, 2021, as provided by the Issuer.

(c) The responses in Item 3 of this Schedule 13D are incorporated herein by reference. On September 13, 2021, the Wygod Trust purchased 4,000 shares of Common Stock at a purchase price of $10.00 per share.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares beneficially owned by Mr. Wygod.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure in Item 4 is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description
1	Joint Filing Agreement.

2
Form of Note Purchase Agreement, dated September 1, 2021, (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 2, 2021).

SCHEDULE 13D
CUSIP No. 34630N 106		Page 6 of 6
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

September 13, 2021

/s/ Martin J. Wygod
Martin J. Wygod

WYGOD FAMILY REVOCABLE LIVING TRUST

By:	/s/ Martin J. Wygod
Name: Martin J. Wygod
Title: Trustee